UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49807

Washington Gas Light Company

on behalf of the

Washington Gas Light Company Savings Plan

Washington Gas Light Company Capital Appreciation Plan/ Union Employees’ Savings Plan

(Exact name of registrant as specified in its charter)

Washington Gas Light Company

101 Constitution Ave., N.W.

Washington, D.C. 20080

(703) 750-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in the Washington Gas Light Company Savings Plan

Plan interests in the Washington Gas Light Company Capital Appreciation Plan/ Union Employees’ Savings Plan

(Title of each class of securities covered by this Form)

WGL Holdings, Inc. common stock, no par value

Washington Gas Light Company preferred stock, cumulative, without par value:

$4.25 Series

$4.80 Series

$5.00 Series

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Washington Gas Light Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2018	By:	/s/ Vincent L. Ammann, Jr.
		Name:	Vincent L. Ammann, Jr.
		Title:	Executive Vice President and Chief Financial Officer